SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 21.16d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

Alpine Immune Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

02083G100

(CUSIP Number)

David Clark

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan Weiner

Mark Wood

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02083G100	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,515
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,515
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 02083G100	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 281,184
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 281,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.03%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 02083G100	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 161,788
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 161,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 161,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.17%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 02083G100	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 181,560
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 181,560
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 02083G100	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 208,053
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 208,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,053
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.50%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 02083G100	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 933,100 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 933,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 933,100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 281,184 shares held by Deerfield Special Situations Fund, L.P., 100,515 shares held by Deerfield Private Design Fund, L.P., 161,788 shares held by Deerfield Private Design International, L.P., 181,560 shares held by Deerfield Private Design Fund II, L.P., and 208,053 shares held by Deerfield Private Design International II, L.P.

SCHEDULE 13D

CUSIP No. 02083G100	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 936,175 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 936,175 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,175 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 281,184 shares held by Deerfield Special Situations Fund, L.P., 100,515 shares held by Deerfield Private Design Fund, L.P., 161,788 shares held by Deerfield Private Design International, L.P., 181,560 shares held by Deerfield Private Design Fund II, L.P., 208,053 shares held by Deerfield Private Design International II, L.P. and 3,075 shares of Common Stock underlying an option held by Howard P. Furst, a partner in Deerfield Management Company, L.P. and a director of the Issuer.

SCHEDULE 13D

CUSIP No. 02083G100	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 936,175 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 936,175 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 936,175 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.74%
14	TYPE OF REPORTING PERSON IN

(3) Comprised of 281,184 shares held by Deerfield Special Situations Fund, L.P., 100,515 shares held by Deerfield Private Design, L.P., 161,788 shares held by Deerfield Private Design International, L.P., 181,560 shares held by Deerfield Private Design Fund II, L.P., 208,053 shares held by Deerfield Private Design International II, L.P. and 3,075 shares of Common Stock underlying an option held by Howard P. Furst, a partner in Deerfield Management Company, L.P. and a director of the Issuer.

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on June 26, 2015 by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund, L.P. (“Deerfield Private Design”), (v) Deerfield Private Design International, L.P. (“Deerfield Private Design International”), (vi) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (vii) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Alpine Immune Sciences, Inc. (formerly, Nivalis Therapeutics, Inc.) (the “Issuer”), as amended by Amendment Nos. 1 and 2 thereto, filed on September 20, 2016 and April 25, 2017, respectively (as amended, the “Schedule 13D”). Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II are collectively referred to herein as the “Funds.” The purpose of this Amendment is to report changes in the number and percentage of shares of the Issuer’s common stock beneficially owned by the Reporting Persons as a result of the business combination and 1-for-4 reverse stock split effected by the Issuer on July 24, 2017.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Scheduled 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed by the Issuer, on July 24, 2017, the Issuer consummated the Merger contemplated by the Merger Agreement. In connection with, and prior to the completion of, the Merger, the Company effected a 1-for-4 reverse stock split of the Common Stock. As a result of such reverse stock split, the number of shares of Common Stock beneficially owned by the Reporting Persons was reduced and, as a result of the issuance of additional shares of Common Stock in connection with the Merger, the percentage of the Issuer’s outstanding Common Stock beneficially owned by the Reporting Persons was also reduced.

Item 5.                     Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(1)	Deerfield Mgmt

	Number of shares:	933,100 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II)
Percentage of shares: 6.72%

	(2)	Deerfield Management

		Number of shares:	936,175 (comprised of shares held by Deerfield Special Situations International, Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II and shares underlying the September 2016 Option)
Percentage of shares: 6.74%

	(3)	Deerfield Special Situations Fund

Number of shares: 281,184
Percentage of shares: 2.03%

	(4)	Deerfield Private Design

Number of shares: 100,515
Percentage of shares: 0.72%

	(5)	Deerfield Private Design International

Number of Shares: 161,788
Percentage of Shares: 1.17%

	(6)	Deerfield Private Design II

Number of Shares: 181,560
Percentage of Shares: 1.31%

	(7)	Deerfield Private Design International II

Number of Shares: 208,053
Percentage of Shares: 1.50%

	(8)	Flynn

		Number of shares:	936,175 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II and shares underlying the September 2016 Option)
Percentage of shares: 6.74%

(b)

	(1)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 933,100
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 933,100

(2)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 936,175
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 936,175

(3)	Deerfield Special Situations Fund

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 281,184
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 281,184

(4)	Deerfield Private Design

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 100,515
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 100,515

(5)	Deerfield Private Design International

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 161,788
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 161,788

(6)	Deerfield Private Design II

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 181,560
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 181,560

(7)	Deerfield Private Design International II

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 208,053
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 208,053

(8)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 936,175
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 936,175

Flynn is the sole member of the general partner of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Private Design, Deerfield Private Design International, Deerfield Private Design II and Deerfield Private Design International II. Pursuant to an arrangement between Deerfield Management and Furst, for so long as Furst is employed by Deerfield Management, any compensation that Furst receives from the Issuer is for the economic benefit of Deerfield Management and must be transferred to Deerfield Management, for no consideration, subject to applicable restrictions on transfer. See Item 6 for additional information regarding such arrangement.

(c) No Reporting Person has effected any transactions in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2017

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact